SHEARMAN & STERLING

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September 10, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Novartis AG
Current Report on Form 6-K (Commission File No. 1-15024)

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a Report on Form 6-K submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended. As noted on the cover, the enclosed Form 6-K is incorporated by reference in Novartis AG's Registration Statement on Form F-3 (Commission File No. 333-60712).

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos or Louis Lehot in our London office at (44-207) 655-5000.

Very truly yours,

Eurydice Goulet
Legal Assistant

Enclosure

cc: New York Stock Exchange (Listed Securities Library)
       George Miller (Novartis AG)
       James M. Bartos (Shearman & Sterling)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K
Incorporated by reference in Novartis AG's Registration Statement
on Form F-3 (File No. 333-60712)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F <u> </u>

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes <u> </u>   No <u>X</u>

Enclosures: Half-Year report 2001

NOVARTIS

Half-year report 2001

Innovative medicines


Together...
thanks to Gleevec

1	2	3	4	5	6	7	8	9	10
	Key Financial Figures	**Letter to Shareowners**	Financial Review				Review of Operations		

Half-year report 2001

Novartis is a world leader in the research and development of products to protect and improve health and well-being.

We aim to meet and surpass the expectations of all our customers, staff, shareholders and the communities in which we live and work.

Consolidated key figures from continuing activities

	First half 2001		First half 2000		Change	
	CHF m	%	CHF m	%	CHF m	%
Sales	**15 464**		13 970		1 494	11
Operating income	**3 480**		3 266		214	7
in % of sales		**22.5**		23.4		
Net income	**3 729**		3 396		333	10
in % of sales		**24.1**		24.3		
Number of employees	**70 166**		66 124		4 042	6
Earnings per share (CHF)	**1.44**		1.30		0.14	11

Sales CHF m

2001	15 464
2000	13 970
Change	+11%

Net income CHF m

2001	3 729
2000	3 396
Change	+10%

Operating income CHF m

2001	3 480
2000	3 266
Change	+7%

Free cash flow CHF m

2001	110
2000	304
Change	−64%

Sales by sector

- Pharmaceuticals
- Generics
- Consumer Health
- CIBA Vision
- Animal Health



6% 3% 21% 7% 63%

Operating income by sector
(excluding corporate and other expenses)

- Pharmaceuticals
- Generics
- Consumer Health
- CIBA Vision
- Animal Health



3% 2% 11% 4% 80%

Sales by region

- US
- Rest of the Americas
- Europe
- Asia/Australia/Africa



16% 34% 9% 41%

Front cover:
Thanks to *Gleevec/Glivec*, Darren Scrine, a patient with chronic myeloid leukemia, has been able to lead a 'normal' life together with his family. This was made possible through a pre-registration production commitment that delivered *Gleevec/Glivec* to more than 10 000 patients in clinical and expanded access trials, to give access to as many patients as possible during the investigational phase. *Gleevec* gained US approval from the FDA in May, making it the fastest-ever-developed oncology drug at 2.7 years from first dose in man to regulatory filing. Now approved in some 20 countries, *Gleevec/Glivec* is currently under regulatory review in the EU, where it recently received a positive opinion from the CPMP.
"*Gleevec* is a breakthrough product that represents a paradigm change in the treatment of cancer. It is greatly improving the lives of patients, and is an outstanding example of what we can achieve when we are really passionate about a product."
Daniel Vasella, Chairman and CEO, Novartis AG, May 2001.

All product names in italics are registered trademarks of Novartis

Sustained growth in first half

- Group sales up 12% in local currencies (11% in Swiss francs) to CHF 15.5 billion
- Sales expansion driven by Pharmaceuticals, boosted by key growth driver performances
- Pharmaceuticals' sales grow 21% in US and 9% in rest of the world (in local currencies)
- Operating income reaches CHF 3.5 billion accompanied by increased investments in pharmaceutical launches and key products
- Net income climbs 10% in Swiss francs to CHF 3.7 billion
- On track to achieve record financial targets for full year



Daniel Vasella, MD

Dear Shareowner,

In the first half of 2001, we achieved several strategic objectives.

As a result of our focus on healthcare and the good performance of our Pharmaceuticals business, we achieved double-digit growth both in sales (11% in Swiss francs) and net income (10%). Pharmaceuticals now generates 63% of total sales and 80% of operating income and is assuming an increasingly important role within the Group. Its key products, such as the antihypertensives *Diovan* and *Lotrel,* the antifungal *Lamisil,* and the Alzheimer's treatment *Exelon,* contributed significantly to driving growth and rejuvenating the product portfolio. Our increased level of investment in marketing and sales, with the priority on key growth drivers, resulted in a sales growth of 21% in the US. The US now makes up 41% of our worldwide pharmaceutical sales.

On the regulatory front, we succeeded in gaining approval for a number of new products, including our antidiabetic *Starlix,* which was launched in a number of additional countries, and – above all – our highly innovative anticancer agent *Gleevec/Glivec,* which was developed, registered, and launched in the US, Switzerland, and several other countries in record time. The approval process of two other innovative products – *Zelnorm/Zelmac* for the treatment of irritable bowel syndrome and *Xolair* for allergic asthma – has been significantly delayed as a result of additional queries raised by the regulatory authorities. Although this is disappointing, such risks are inherent in the pharmaceutical business. In the absence of these registrations, double-digit growth in Pharmaceuticals next year and the year after will certainly be more difficult to attain than we had originally assumed although it is not wholly out of reach.

A strong pipeline remains a central strategic goal. We have therefore acquired European rights for a new cholesterol-lowering agent, and strengthened our diabetes pipeline, which will enable us to expand our cardiovascular franchise in a segment that is enjoying dynamic growth. Although the licensing-in of products represents an integral part of our strategy, our internal Research & Development activities continue to play an essential role.

Our Generics sector once again posted double-digit growth, largely as a result of acquisitions, but was adversely affected by price erosion and the unsatisfactory development of Geneva in the US. Consumer Health grew in line with the market, thanks to the Gerber and over-the-counter medicine businesses, while Animal Health lost market share. Thanks to the acquisition of Wesley Jessen, CIBA Vision considerably improved its strategic position.

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	Key Financial Figures	Letter to Shareowners	Financial Review				Review of Operations		

Half-year report 2001

Despite the difficult conditions prevailing in the financial markets, we managed to achieve financial results slightly superior to those of the previous year. In May, we purchased 20% of the Roche bearer shares, which we intend to hold in the long term as both a strategic and a financial investment. Also in May, we carried out a 1:40 split to make our own shares more attractive to retail investors.

Public attitudes toward the pharmaceutical industry are somewhat ambivalent. On the one hand, people acknowledge and appreciate the fact that our industry is constantly discovering and developing innovative medicines, and thereby helping to prevent or relieve human suffering. On the other hand, the industry is criticized for the high drug prices it sometimes charges. People on low incomes and with no health insurance are often unable to pay for healthcare, including medicines. This is particularly true in developing countries where inadequate healthcare, like malnutrition, is a serious problem. However, the pharmaceutical industry is no more responsible for this problem than farmers or the food-processing industry are responsible for famines. Nevertheless, we have committed ourselves to making humanitarian contributions in two areas: leprosy and malaria. To this end, we have signed two separate collaboration agreements with the WHO, pledging to make available free of charge the leprosy drugs required to eliminate the disease, and to supply our new, highly effective malaria treatment at cost price.

I am confident that our pharmaceutical business will post double-digit sales growth in the second half of the year. To achieve this, we will continue to invest heavily in marketing and sales, leading to a 2% reduction of our Pharmaceuticals margin, as already forecast. However, this year we are once again expecting the Group's net income to reach record levels, barring any unforeseen events.

I would like to express my gratitude to all our associates for the results achieved, and in particular to those working in research, for discovering and developing highly innovative drugs; to those in marketing and distribution, for meeting the needs of patients and physicians around the world; and to those in production, for ensuring that the quality of our products is impeccable.

I also wish to thank you, our shareowners, for your confidence that we will continue to provide innovative medicines that significantly improve the treatment of countless patients all over the world, resulting in an appropriate profit for our company.

Sincerely,



Daniel Vasella, MD
Chairman and CEO
16 August 2001

Financial Review

Sales by sector CHF m



Animal Health 3%
CIBA Vision 6%
Consumer Health 21%
Generics 7%
Pharmaceuticals 63%

2001   15 464
2000   13 970

Pharmaceuticals 62%
Generics 7%
Consumer Health 23%
CIBA Vision 4%
Animal Health 4%

Sales by region CHF m
(% change in local currencies)

	US (+15%)	RoW (+10%)	
2001	41%	59%	15 464
2000	38%	62%	13 970

Sales growth split %

Volumes	6
Acquisitions	5
Pricing	1
Currency	−1
Total	11

Strong underlying growth trend continues: Group sales up 12% in local currencies, 11% in Swiss francs

The Group continued to build on a strong first-quarter performance to post overall first-half sales of CHF 15.5 billion, an increase of 12% in local currencies or 11% in Swiss francs. Sales growth was driven by Pharmaceuticals and the sustained dynamism of the US business, where Pharmaceuticals' sales climbed 21%.

Volume increases contributed six percentage points to sales growth, while acquisitions – in Pharmaceuticals (*Famvir/Denavir*), in Generics (in the US, Europe and South America) and in CIBA Vision (Wesley Jessen) – added five percentage points. Price increases accounted for one percentage point.

Sales from continuing activities by sector

	First half 2001 CHF m	First half 2000 CHF m	Change CHF m	%	loc. currencies %
Pharmaceuticals	**9 689**	8 669[1]	1 020	12	13
Generics	**1 121**	1 012[1]	109	11	12
Consumer Health	**3 283**	3 157[1]	126	4	4
CIBA Vision	**881**	618[1]	263	43	45
Animal Health	**490**	514	−24	−5	−2
Total	**15 464**	13 970	1 494	11	12

Operating income from continuing activities by sector

	First half 2001 CHF m	% of sales	First half 2000 CHF m	% of sales	Change CHF m	%
Pharmaceuticals	**2 695**	27.8	2 551[1]	29.4	144	6
Generics	**141**	12.6	215[1]	21.2	−74	−34
Consumer Health	**385**	11.7	385[1]	12.2	0	0
CIBA Vision	**87**[2]	9.9	106[1]	17.2	−19	−18
Animal Health	**66**	13.5	66	12.8	0	0
Corporate and other expenses	**106**		−57		163	
Total	**3 480**	22.5	3 266	23.4	214	7

[1] Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors.

[2] Excluding exceptionals associated with the Wesley Jessen acquisition (CHF 31 million), operating income would have been CHF 118 million, reflecting an increase of 11% in Swiss francs and an operating margin of 13.4%.

Consolidated income statement for continuing activities

	First half 2001 CHF m	First half 2000 CHF m	Change CHF m	%
Total sales	**15 464**	**13 970**	1 494	11
Cost of goods sold	3 804	3 454	350	10
Gross profit	**11 660**	**10 516**	1 144	11
Marketing & Distribution	5 462	4 539	923	20
Research & Development	2 010	1 870	140	7
General & Administration	708	841	−133	−16
Operating income	**3 480**	**3 266**	214	7
Income from associated companies	77	24	53	221
Financial income, net	952	926	26	3
Income before taxes and minority interests	**4 509**	**4 216**	293	7
Taxes	768	806	−38	−5
Minority interests	12	14	−2	−14
Net income	**3 729**	**3 396**	333	10

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	Key Financial Figures	Letter to Shareowners	Financial Review				Review of Operations		

Half-year report 2001

Operating income by sector CHF m
(% excluding Corporate and other expenses)



Animal Health 2%
CIBA Vision 3%
Consumer Health 11%
Generics 4%
Pharmaceuticals 80%

2001 — 3 480
2000 — 3 266

Pharmaceuticals 77%
Generics 6%
Consumer Health 12%
CIBA Vision 3%
Animal Health 2%

Net income CHF m



2001 — 3 729
2000 — 3 396
Change — +10%

Total assets CHF m

Other current assets 21%
Liquid funds 24%
Long-term assets 55%

June 2001 — 61 832
Dec. 2000 — 58 196

Long-term assets 43%
Liquid funds 35%
Other current assets 22%

Total equity and liabilities CHF m

Other liabilities 27%
Financial debts 13%
Equity 60%

June 2001 — 61 832
Dec. 2000 — 58 196

Equity 63%
Financial debts 10%
Other liabilities 27%

Net liquidity CHF m



June 2001 — 7 316
Dec. 2000 — 14 461
Change — −49%

Operating income up 7% to CHF 3.5 billion

Overproportional investment in Pharmaceutical Marketing & Distribution to power key growth drivers, new product launches and the expansion of products into new indications and markets had the expected effect of lowering the Group's operating margin. Pharmaceutical Research & Development investments were 17% of the Sector's sales, a highly competitive level. General & Administration costs decreased by a total of CHF 133 million as exceptional costs associated with the integration of acquisitions in CIBA Vision (Wesley Jessen, CHF 31 million) and one-time costs in Generics, and in Consumer Health (consolidation of European Ovaltine production) were more than offset by gains from the divestment of non-operational Corporate assets and a lower level of new provisions than in the same period last year. In consequence, operating income increased 7% to CHF 3.5 billion, resulting in an operating margin of 22.5% compared with 23.4% for the same period last year.

Net income rises 10% to CHF 3.7 billion

Income from associated companies, primarily Chiron, in which the Group holds a 41.8% equity stake, increased CHF 53 million to CHF 77 million.

Despite difficult financial market conditions, net financial income increased CHF 26 million to CHF 952 million, owing in particular to successful fund management and the sale of US dollar bonds. Taxes fell slightly to CHF 768 million, corresponding to a reduction in the tax rate from 19.1% to 17.0% owing to a change in the mix of taxable income.

Strong balance sheet

At 30 June 2001, the strength of the Group's balance sheet was undiminished despite several significant transactions, including: the acquisition, as a long-term financial investment, of 20% of the voting rights of Roche Holding AG for CHF 4.8 billion on 4 May; further purchases of Novartis treasury shares under a second trading line for CHF 3.1 billion; the acquisition of marketing rights to pitavastatin, a cholesterol treatment in development, for CHF 722 million; and the acquisition of new Generics subsidiaries for CHF 430 million.

The Group's equity at 30 June 2001 remained at its 31 December 2000 level of CHF 36.9 billion. There was a reduction in equity of CHF 3.0 billion owing to the acquisition of treasury shares; however, the new International Accounting Standard (IAS 39) for recording financial instruments at market value increased equity by a net CHF 1.7 billion. The net income of CHF 3.7 billion in the first six months less the dividend payment of CHF 2.2 billion and translation losses of CHF 0.2 billion increased equity by a net CHF 1.3 billion.

As a result of these transactions, net liquidity (marketable securities, cash and cash equivalents, less financial debt) was reduced by CHF 7.1 billion to CHF 7.3 billion. The debt/equity ratio changed from 0.16:1 on 31 December 2000 to 0.21:1 on 30 June 2001.

The operating cash flow from continuing activities fell 6% to CHF 2.6 billion, principally due to higher payments relating to restructuring and other provisions and higher net working capital. Cash flow from operations before working capital changes increased from CHF 3.1 billion in the first six months of 2000 to CHF 3.2 billion this year.

The cash out-flow of CHF 3.0 billion for continuing investing activities compares with a cash in-flow of CHF 1.2 billion in the prior period. This is principally due to the acquisition of the Roche shares, marketing rights, and Generics businesses, whereas only an additional CHF 2.2 billion was realized from the disposal of marketable securities.

Free cash flow from continuing activities, excluding amounts related to changes in intangible and financial assets, amounted to CHF 110 million in the first six months of 2001, less than the CHF 304 million in the prior period, owing to increases in dividends, net current assets and investments in tangible fixed assets.

Equity strategy

On 7 May, Novartis shares were split 1:40 and the new shares began trading on the Swiss exchange. This enhances their attractiveness for retail investors and aligns the shares one to one with Novartis American Depositary Shares.

The Group initiated its second share-repurchase program in the first quarter via a second trading line for a total of CHF 4 billion. Up to 30 June, 46.3 million shares had been repurchased for a total of CHF 3.1 billion.

The Novartis share price declined 9% from CHF 71.63 (adjusted for the 1:40 split) at the beginning of the year to CHF 65.05 on 30 June. In comparison, the Swiss Market Index decreased 11% and the Morgan Stanley World Pharmaceutical Index decreased 15% during the same period. The market capitalization of Novartis amounted to CHF 166.6 billion on 30 June.

Share information[1]

	First half 2001	First half 2000
Average number of shares outstanding (million)	2 587	2 615
Basic earnings per share (CHF)	1.44	1.30
Diluted earnings per share (CHF)	1.44	1.30

	30 June 2001	30 June 2000
Share price (CHF)	65.05	64.60
ADS price (USD)	36.15	39.06
Market capitalization (CHF bn)	166.6	168.9

[1] Continuing activities; adjusted for the 1:40 share split in May 2001

Personnel

The number of employees increased from 67 653 on 31 December 2000 to 70 166 on 30 June 2001. Pharmaceuticals increased by approximately 1400 as it continued to expand its sales force, which now comprises 16 700 worldwide (of which approximately 5100 are in the US). Generics also increased by more than 1100 principally as a result of acquisitions.

Outlook

The Group expects double-digit sales growth for Pharmaceuticals in 2001, based on the performance of key brands, new product launches and new indications, including *Gleevec/Glivec, Femara* and *Zometa*.

Pharmaceuticals' operating income is expected to rise, although a decline of approximately two percentage points in the operating margin is foreseen as a result of continued investment in order to expand the market share of key growth drivers.

The remaining sectors are expected to develop in line with their first-half performances.

Barring any unforeseen disturbances, full-year Group operating income and net income are expected to exceed last year's level on an ongoing basis.



Share price performance 2001

80 CHF
70
60
50
Dec. 2000   June 2001

Novartis
Swiss Market Index
Morgan Stanley Pharma Index

Employees

June 2001	70 166
Dec. 2000	67 653
Change	+4%

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	Key Financial Figures	Letter to Shareowners	Financial Review				Review of Operations		

Half-year report 2001

Pharmaceuticals

- **Sales increase 13 % in local currencies as key brands deliver dynamic growth and gain further segment share**

- **US performance reflects focused, competitive commercial operations**

- **Novartis obtains eight approvals in US and Europe**

- **Double-digit sales growth expected in 2001**

- **Full-year operating margin to decline by approximately two percentage points owing to increased investments in Marketing & Distribution**

Sales by region CHF m
(% change in local currencies)

	US (+21%)	RoW (+9%)	
2001	41%	59%	9 689
2000	36%	64%	8 669



Novartis' flagship cardiovascular product *Diovan* is currently under review for use in congestive heart failure. Large-scale clinical trials will help explore its full potential.

Key figures

	First half 2001 CHF m	First half 2000 CHF m	% Change CHF	% Change local currencies
Sales	**9 689**	8 669	12	13
Operating income	**2 695**	2 551	6	
Research & Development investment	**1 663**	1 571	6	
Number of employees	**39 795**	37 638	6	

Sales

Pharmaceuticals' sales (+13 % in local currencies) were lifted by the strong performances of key Primary Care brands and recently launched products in Oncology and Ophthalmics.

Primary Care

- Cardiovascular franchise expands

Diovan (+53 %; hypertension) is now the fastest growing top-ten antihypertensive in the US. It was filed globally for congestive heart failure, based on the positive findings of the Valsartan Heart Failure Trial (Val-HeFT), a landmark study in which *Diovan* significantly reduced morbidity and hospitalization compared with placebo. It has received priority review in the US for this indication.

The extensive clinical trial program for *Diovan* progressed on schedule. In May, data were released on the Marval study which demonstrated the drug's efficacy in reducing microalbuminuria, an early sign of diabetic kidney disease. In June, enrollment was completed for the VALsartan In Acute myocardial iNfarction Trial (VALIANT), a multinational morbidity and mortality trial designed to determine the effects of *Diovan* compared with, and in combination with, an angiotensin-converting enzyme inhibitor.

Novartis' cardiovascular franchise was further strengthened as *Lotrel* (+47 %; hypertension) sustained strong double-digit growth in the US.

Also in June, the NAVIGATOR trial (Nateglinide And Valsartan in Impaired Glucose Tolerance Outcomes Research), the largest multinational study on the prevention of type 2 diabetes and cardiovascular disease, was announced and will assess and profile potential benefits of both *Diovan* and *Starlix*.

Starlix (sales to end of June: CHF 29 million), the type 2 diabetes treatment, has experienced a gradual increase in prescriptions since its US launch in February and prescribers are becoming more familiar with this new approach to managing postprandial glucose.

Three promising development compounds have been added to the cardiovascular/metabolism franchise: pitavastatin (NK104), the potential "super-statin" cholesterol treatment in Phase II of clinical development (development and commercialization rights), and two novel insulin sensitizers for the treatment of diabetes: NN622, also in Phase II (commercialization agreement with Novo Nordisk; subject to US regulatory clearance), and DRF4158, in preclinical development (exclusive development and commercialization rights).

Lamisil (+18 %; fungal infections) continued to gain segment share, buoyed by a new wave of direct-to-consumer advertising in the US.

Miacalcic (+12 %; osteoporosis) continued to post double-digit growth as the osteoporosis segment expands due to demographic changes.

Exelon (+174 %; Alzheimer's disease) sales topped CHF 220 million, with a good performance worldwide, particularly in the US.

Trileptal (+69 %; epilepsy) built on its dynamic launch to post total sales of CHF 98 million.



US sales of the Alzheimer's treatment *Exelon* were up more than 300%.



Femara's superiority over tamoxifen has lifted it to category leadership.



In Europe, *Visudyne* benefited from reimbursement, gained early in the year, and from approval for use in pathologic myopia.

Foradil (+24%; asthma) achieved sales of CHF 199 million and was launched in the US. *Foradil* is also under review by the FDA for approval in the treatment of chronic obstructive pulmonary disease (COPD), an indication that has already gained approval in several European countries.

In June, the FDA issued a 'not-approvable' letter for *Zelnorm/Zelmac* (constipation predominant irritable bowel syndrome) requesting further information. The company is submitting an appeal to the FDA regarding the decision. The application for regulatory approval was withdrawn in Europe. More recently, *Zelmac* was launched in its first market, Mexico.

The FDA also requested additional data for the new asthma treatment *Xolair,* and the amended file is currently expected to be submitted towards the end of 2002, or early in 2003.

Elidel (inflammatory skin disease) was filed for regulatory approval in Europe in June, having been filed in the US towards the end of last year.

Mature Products

Of the Mature Products, *Voltaren* (–10%; inflammation) faced continued pressure from generic products in various markets; however, the sales decline was modest and lower than in the comparative period of 2000.

Specialty businesses

Oncology

• Outstanding performance from strong established products, lifted by new launches

The Novartis Oncology business experienced dynamic growth fuelled by solid performances of *Sandostatin* (+31%; acromegaly) and Novartis' leading bisphosphonate *Aredia* (+28%; cancer complications). *Zometa* (hypercalcemia of malignancy), the more potent successor compound to *Aredia,* got off to a solid start in Europe after its introduction in Germany in May, and has now been approved in 19 countries. US approval is pending. Data presented in June demonstrate the positive impact of *Zometa* on bone metastases in prostate cancer. The drug has also demonstrated a good safety and efficacy profile in bone complications related to multiple myeloma and breast, renal and lung cancer.

Sandoglobulin sales (CHF 101 million; –31%) contracted, especially in the US (–39%), as the manufacturer continues to reduce supply.

Gleevec/Glivec gained US approval for chronic myeloid leukemia within two and a half months of filing, making this the fastest time to market of any cancer treatment. The drug was distributed to patients within just 24 hours of US approval. It is now approved in some twenty countries and posted sales of CHF 58 million by the end of June. Positive results were also presented in May on *Gleevec/Glivec* in a rare type of solid tumor called gastrointestinal stromal tumor (GIST).

Launched in February in Europe and the US as first-line therapy for advanced postmenopausal breast cancer, *Femara* achieved sales growth of 64%. Due to its proven superiority over tamoxifen, it has won category leadership in France, Spain, Belgium, Mexico, Switzerland and Australia.

Ophthalmics

• *Visudyne* sales augmented by additional indication

Visudyne (+254%; a form of wet age-related macular degeneration) sales reached CHF 178 million, benefiting from European reimbursement gained earlier in the year and boosted by additional revenues from the pathologic myopia indication approved in Europe in January.

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	Key Financial Figures	Letter to Shareowners	Financial Review				Review of Operations		

Half-year report 2001

Transplantation

• Sales erosion by generics modest

Expanding sales of *Neoral* in Japan contributed to supporting overall sales of the gold-standard immunosuppressant *Sandimmun/Neoral* (–8%). Despite increased generic competition, the erosion of US sales (–25%) is broadly in line with the index for other critical dose drugs. This again reflects the fact that many physicians prefer to maintain patients who are stable and doing well on *Neoral*, as rejection episodes impair long-term outcome. *Neoral*'s high efficacy in preventing chronic allograft failure in kidney transplant patients is backed by the largest ever long-term analysis, of 30 000 transplant patients, and other new data showing additional efficacy benefits and superior patient management with monitoring at two hours after dosing.

Strengthened US pharmaceuticals operation

The US (+21%) reported continued strong growth, particularly from *Diovan* (+40%) and *Lotrel* (+47%), despite intense competition. *Femara* (+144%), boosted by its new indication, and *Visudyne* (+241%) were other important contributors to US pharmaceutical sales, which now make up 41% of Pharmaceuticals' total revenues.

Novartis further strengthened its marketing muscle and US presence with the addition of more than 500 representatives in the first six months of 2001. Expansions included Senior Care, Respiratory and Skin Diseases, and Oncology specialty forces. In the past 18 months, the US sales force has increased by

Top 20 pharmaceutical products

Brand	Main therapeutic area	US First half 2001 CHF m	% Change in local currencies	RoW First half 2001 CHF m	% Change in local currencies	Total First half 2001 CHF m	% Change in CHF	% Change in local currencies
Sandimmun/Neoral	Transplantation	257	–25	670	1	927	–10	–8
Diovan/Co-Diovan	Hypertension	382	40	424	66	806	52	53
Cibacen/Lotensin	Hypertension	582	27	110	–6	692	23	20
of which *Lotrel*		346	47	0	0	346	51	47
Aredia	Cancer complications	432	28	236	27	668	28	28
Lamisil	Fungal infections	324	19	300	17	624	17	18
Voltaren	Inflammation/pain	10	–74	535	–5	545	–14	–10
Sandostatin (group)	Acromegaly	170	47	236	21	406	29	31
Miacalcic	Osteoporosis	249	13	136	12	385	14	12
Lescol	Cholesterol reduction	148	–6	196	6	344	–1	1
Tegretol	Epilepsy	118	–2	210	–3	328	–4	–2
Leponex/Clozaril	Schizophrenia	115	–24	151	4	266	–11	–10
Estraderm (group)	Hormone replacement	96	4	134	–8	230	–4	–3
Exelon	Alzheimer's disease	125	311	95	95	220	175	174
Foradil	Asthma	6	–	193	20	199	21	24
Famvir (group)	Antivirals	136	–	53	–	189	–	–
Visudyne	A form of wet AMD	115	241	63	278	178	259	254
Nitroderm TTS	Heart disease	0	–	163	–2	163	–9	–4
Zaditen	Asthma, allergy	0	0	150	–6	150	–13	–6
Parlodel	Parkinson's disease	32	93	78	–12	110	–2	3
Desferal	Iron overload	35	28	68	25	103	25	26
Top ten total		2 672	14	3 053	10	5 725	11	12
Top twenty total		3 332	24	4 201	12	7 533	15	17
Rest of portfolio		635	10	1 521	1	2 156	1	3
Total		3 967	21	5 722	9	**9 689**	12	13



Developed and launched in record time for chronic myeloid leukemia, *Gleevec/Glivec* is being investigated in other cancer settings.

approximately 1500 representatives to a total of approximately 5100. In addition, Novartis' field force has continued to improve in customer satisfaction rankings, particularly among managed-care segments.

Although the regulatory environment appears to be more conservative than in the past, Novartis obtained eight approvals in the US and EU. In the first half of 2001, the FDA approved a total of nine new molecular entities (NME) from various companies, two of which were Novartis products (*Foradil* and *Gleevec*). Novartis was the only company to gain approval for more than one NME in the US.

Operating income

Investments in Marketing & Distribution increased overproportionally as a result of field force expansion, in particular in the US, and the intensified promotional activities associated with product launches and growth drivers. Research & Development investments reached CHF 1.7 billion or 17% of sales, increasing in absolute terms from CHF 1.6 billion. Overall, the operating margin eased down 1.6 percentage points as predicted.

Expected launches

2001	2002	2003	Post 2003[1]
Starlix Diabetes	***Elidel*** Inflammatory skin disease	**COX189** Rheumatoid arthritis, osteoarthritis, pain	***Zelnorm*[2]*/Zelmac*** Irritable bowel syndrome
Zometa Hypercalcaemia of malignancy	***Certican*** Transplantation	**ERL080** Transplantation	***Zomaril*** Schizophrenia
Gleevec/Glivec Chronic myeloid leukemia	***Gleevec/Glivec*** (Japan) Chronic myeloid leukemia	***Foradil*** Asthma (multi-dose dry powder inhaler)	**EPO906** Solid tumors
Foradil (US) Asthma	***Apligraf*** (EU) Venous leg ulcers	***Lamisil*** Tinea capitis	***OctreoTher*** Somatostatin receptor positive tumors
Estalis Osteoporosis	***Ritalin* LA** Attention-deficit/ hyperactivity disorder		**ICL670** Chronic iron overload
Femara Breast cancer (1st line)	***Gleevec/Glivec*** Gastrointestinal stromal tumor		**LAF237** Type 2 diabetes
Foradil Chronic obstructive pulmonary disease	***Diovan*** Congestive heart failure		**SPP100**[3] Hypertension
	Zometa Bone metastasis		**NKP608** Social phobia
	Lamisil Systemic mycoses		**NK104** Cholesterol lowering
	Co-Diovan Hypertension (high dose)		***Xolair*[4]** Asthma/allergic rhinitis
			Zelnorm*[2]*/Zelmac Chronic constipation
			Zelnorm*[2]*/Zelmac Gastroesophageal reflux disease
			Zelnorm*[2]*/Zelmac Functional dyspepsia
			Diovan Post myocardial infarction (VALIANT)

New product

New product roll-out

New indication/ formulation

[1] Major projects only

[2] Timing subject to result of appeal

[3] Out-licensed to Speedel, call-back option for Novartis

[4] Subject to further discussion with health authorities

| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 |

2 Key Financial Figures

3 Letter to Shareowners

4 Financial Review

8 **Review of Operations**

Half-year report 2001

Generics

- **Sales up 12 % in local currencies driven by acquisitions and underpinned by industrial generics**
- **Continued price pressures, particularly in US retail business**
- **Integration of acquired businesses and restructuring in the US to improve competitiveness**

Sales by region CHF m
(% change in local currencies)



	US (–2%)	RoW (+19%)	
2001	30%	70%	1 121
2000	32%	68%	1 012



Roxithromycin **is a new macrolid antibiotic recently launched in Germany by Generics.**

The Sector has been strengthened by recent acquisitions such as Biochemie's new fermentation unit in Frankfurt, Germany.

Key figures

	First half 2001 CHF m	First half 2000 CHF m	% Change CHF	local currencies
Sales	**1 121**	1 012	11	12
Operating income	**141**	215	–34	
Research & Development investment	**84**	71	18	
Number of employees	**6 844**	5 623	22	

Sales

Overall sales in Generics grew 12 % worldwide in local currencies despite a 2 % decline in the US. Sales growth was lifted 16 percentage points by recent acquisitions. The industrial generics business posted a solid performance and benefited from a partial recovery of certain anti-infective prices. The active ingredients business performed well particularly in Japan and Western Europe.

With the Sector's market presence strengthened through recent acquisitions in Europe, the US and Latin America, the retail business reported strong sales growth. In the key US market, price pressures and increased competition impacted sales growth, whilst in Europe, sales were lifted by significant expansion of the product portfolio, including the launch in Germany of Azupharma's macrolid antibiotic, Roxithromycin.

Operating income

Generics' operating margin declined 8.6 percentage points to 12.6 % as a result of restructuring costs in the US, additional costs for the integration of recent acquisitions, increased investments for new product launches and continued price pressures in the retail business. Operating income was CHF 141 million and is expected to benefit in the second half from the recent restructuring at Geneva Pharmaceuticals and expected new product launches. Whilst Marketing & Distribution expenses increased substantially, Research & Development investments were maintained at 7 % of sales.

Consumer Health

- **Medical Nutrition, Over-the-Counter medicines, and Infant & Baby Nutrition drive overall sales growth of 4% in local currencies**

- **Major global brands *Voltaren, Lamisil, Triaminic,* and *Nicotinell/Habitrol* sustain sales growth**

- **Operating income reaches previous period's level of CHF 385 million**

Sales by region
CHF m (% change in local currencies)

	US (+1%)	RoW (+6%)	
2001	47%	53%	3 283
2000	47%	53%	3 157





Newly launched Consumer Health products in the US: a PPA-free formulation of the allergy/sinus/headache product *Tavist*, and *Maalox Max,* an over-the-counter combined antacid and antigas remedy.

Key figures

	First half 2001 CHF m	First half 2000 CHF m	% Change CHF	local currencies
Sales	**3 283**	3 157	4	4
Operating income	**385**	385	0	
Research & Development investment	**89**	86	3	
Number of employees	**12 961**	12 647	2	

Sales

Sales of over-the-counter medicines (**OTC**) rose 4% in local currencies with the key brands *Voltaren Emulgel* (topical pain), *Lamisil Cream* (antifungal), *Triaminic* (pediatric cold remedy) and *Nicotinell/Habitrol* (smoking cessation) continuing to perform well. *Maalox Max* (antacid plus anti-gas) was launched in April and has begun to counter inroads made by competitor products (H_2 receptor antagonists). Overall, growth was achieved despite the weak cough and cold season and the withdrawal of products containing phenylpropanolamine (PPA). A new PPA-free formulation of *Tavist* (allergy, sinus, headache) was launched in April. *Lamisil Cream* was successfully introduced in the OTC markets of Germany and the UK.

The growth in **Medical Nutrition** (+6%) reflected good results in Europe and Latin America. The US performance was less robust due to a decline in the tube feeding business. On the other hand, the dysphagia (swallowing difficulty) and wound care products posted strong sales.

Over the course of the next few months, Medical Nutrition plans to launch a range of innovative products to support future growth for all platforms. New tube-feeding-product launches will include a range of elemental formulas and specialty products.

In **Health & Functional Nutrition** (+3%), Gerber increased its share of the US baby/toddler food segment to more than 75%, despite strong competition. The Gerber food line was launched in South Africa, and Gerber Baby Care closed the gap on the segment leader.

Operating income

Operating income was maintained at CHF 385 million resulting in an operating margin of 11.7% compared with 12.2% in the prior period. The decline was due to one-time costs associated with the transfer of *Ovaltine* production from the UK to Switzerland. This and the implementation of a new IT strategy resulted in an increase in General & Administration expenses. As a percentage of sales, investments in Marketing & Distribution and Research & Development were maintained at last year's level. Research & Development investment focused mainly on OTC development projects.

1	2	3	4	5	6	7	8	9	10
	Key Financial Figures	Letter to Shareowners	Financial Review				**Review of Operations**		

Half-year report 2001

CIBA Vision

- **Strong sales growth of 45 % boosted by Wesley Jessen**

- **Focus brand of disposable lenses performs well; MemoryLens relaunched**

- **Operating income squeezed by exceptional integration costs**

Sales by region CHF m
(% change in local currencies)

	US (+55%)	RoW (+38%)	
2001	43%	57%	881
2000	38%	62%	618







New product launches:
Focus DAILIES Progressives, the world's first disposable multi-focal lens for presbyopic correction; *FreshLook ColorBlends Toric,* the world's first disposable cosmetic toric lenses; *SOLO-care Plus,* an enhanced one-bottle lens-care disinfection system.

Key figures

	First half 2001 CHF m	First half 2000 CHF m	% Change CHF	% Change local currencies
Sales	**881**	618	43	45
Operating income	**87**	106	−18	
Research & Development investment	**49**	32	53	
Number of employees	**7 603**	4 898	55	

Sales

A significant boost came from sales generated by Wesley Jessen products, which added 43 percentage points to the underlying growth. The lens business achieved strong sales growth, driven by the Wesley Jessen line of contact lenses acquired in October 2000, as well as by *Focus DAILIES* and *Focus NIGHT & DAY.* The decline in sales of conventional lens products reflected the continued market trend towards disposable products such as *Focus DAILIES.* The lens care business, which is also affected by this trend, reported diminishing sales, while Refractive Surgery showed strong growth resulting from the re-launch of the *MemoryLens.*

Overall, the US and Europe performed well, whilst growth in Japan was constrained by the availability of *Focus DAILIES.*

In the first half, CIBA Vision launched *FreshLook ColorBlends Toric* lenses, the world's first disposable cosmetic toric lenses and *SOLO-care Plus,* an enhanced one-bottle lens-care disinfection system. The company also received US marketing clearance for *Focus DAILIES Progressives,* the world's first daily disposable multi-focal lens for presbyopic correction.

Operating income

Operating income dipped CHF 19 million to CHF 87 million, owing to exceptional factors associated with the acquisition of Wesley Jessen (CHF 31 million). Investments in Marketing & Distribution grew slower than sales, while Research & Development increased slightly to 5.5% of sales. General & Administration costs increased at a higher rate than sales, owing to expenses related to the integration of Wesley Jessen. As a result, the operating margin dropped 7.3 percentage points to 9.9%. Excluding these exceptional costs CIBA Vision achieved an operating income of CHF 118 million and an operating margin of 13.4%.

Animal Health

- **Sales down 2% in local currencies despite good performances in some regions**
- **US suffers from economic slow-down and competitive pressures in the companion animal business**
- **UK falls short as foot-and-mouth disease prevails**
- **Operating income maintained at CHF 66 million; operating margin up from 12.8% to 13.5%**

Sales by region CHF m
(% change in local currencies)

	US (–11%)	RoW (+2%)	
2001	30%	70%	490
2000	32%	68%	514


NOVARTIS
For animal treatment only
FORTEKOR 5
Benazepril hydrochloride
FORTEKOR
Benazepril hydrochloride


Torvac
Torvac
Bovidec

***Fortekor*, a product for heart failure in dogs, is now also used to treat renal insufficiency in cats. Novartis' recently acquired vaccine businesses, including products such as *Bovidec* and *Torvac*, contributed to sales growth.**

Key figures

	First half 2001 CHF m	First half 2000 CHF m	% Change CHF	% Change local currencies
Sales	**490**	514	–5	–2
Operating income	**66**	66	0	
Research & Development investment	**45**	38	18	
Number of employees	**2 001**	1 914	5	

Sales

Sales were down 2% in local currencies. Shortfalls in the US, due to the economic slow-down and competitive pressures in the flea treatment segment, and set-backs in the UK, due to the devastating effect of foot-and-mouth disease, were largely offset by the performance in Latin America and Asia. Significant sales growth was achieved by *Tiamulin* (respiratory and gastroenteric diseases in pigs) and by the recently acquired vaccine businesses. *Fortekor,* the heart failure product for dogs, also grew strongly, boosted by the additional indication of renal insufficiency in cats.

Operating income

In spite of the drop in sales, operating income was maintained at CHF 66 million. The operating margin rose from 12.8% to 13.5% as productivity improved and exceptional costs associated with the Agribusiness spin-off last year did not recur. As a result, General & Administration costs improved, whilst major investments in Marketing & Distribution were associated with a doubling of the sales force in the US. Research & Development investments were also stepped-up by CHF 7 million to CHF 45 million (9% of sales) as new projects, in particular in the vaccine business, were initiated.

Financial Statements

Novartis consolidated income statements (unaudited)

	First half 2001 CHF m	First half 2000 CHF m	Change CHF m	%
Total sales	**15 464**	**13 970**	**1 494**	**11**
Cost of goods sold	3 804	3 454	350	10
Gross profit	**11 660**	**10 516**	**1 144**	**11**
Marketing & Distribution	5 462	4 539	923	20
Research & Development	2 010	1 870	140	7
General & Administration	708	841	−133	−16
Operating income	**3 480**	**3 266**	**214**	**7**
Income from associated companies	77	24	53	221
Financial income, net	952	926	26	3
Income before taxes and minority interests	**4 509**	**4 216**	**293**	**7**
Taxes	768	806	−38	−5
Minority interests	12	14	−2	−14
Net income – continuing activities	**3 729**	**3 396**	**333**	**10**
Net income – discontinued activities	–	790	−790	
Total net income	**3 729**	**4 186**	**−457**	

Novartis consolidated balance sheets

	30 June 2001 (unaudited) CHF m	31 Dec. 2000 CHF m	Change CHF m	30 June 2000 (unaudited) CHF m
Assets				
Long-term assets				
Tangible fixed assets	9 193	9 030	163	11 512
Other long-term assets	24 629	16 227	8 402	13 826
Total long-term assets	**33 822**	**25 257**	**8 565**	**25 338**
Current assets				
Inventories	4 456	4 122	334	6 446
Trade accounts receivable and other current assets	8 478	8 294	184	10 349
Marketable securities	10 345	11 720	−1 375	15 545
Cash and cash equivalents	4 731	8 803	−4 072	5 583
Total current assets	**28 010**	**32 939**	**−4 929**	**37 923**
Total assets	**61 832**	**58 196**	**3 636**	**63 261**
Equity and liabilities				
Equity	**36 865**	**36 862**	**3**	**37 821**
Long-term liabilities (including minority interests)				
Financial debts	2 472	2 283	189	2 317
Other long-term liabilities	7 911	7 411	500	8 528
Total long-term liabilities	**10 383**	**9 694**	**689**	**10 845**
Short-term liabilities				
Financial debts	5 288	3 779	1 509	5 997
Other short-term liabilities	9 296	7 861	1 435	8 598
Total short-term liabilities	**14 584**	**11 640**	**2 944**	**14 595**
Total equity and liabilities	**61 832**	**58 196**	**3 636**	**63 261**

Basic earnings per share	2001 CHF	2000 CHF	Diluted earnings per share	2001 CHF	2000 CHF
Continuing activities	**1.44**	1.30	Continuing activities	**1.44**	1.30
Discontinued activities	–	0.30	Discontinued activities	–	0.30
Total	**1.44**	**1.60**	**Total**	**1.44**	**1.60**

Novartis consolidated changes in shareholders' equity (unaudited)

	First half 2001 CHF m	First half 2000 CHF m	Change CHF m
Consolidated equity at 1 January	**36 862**	**37 216**	**–354**
Increase due to adoption of IAS 39	2 056	–	2 056
Dividends to third parties	–2 194	–2 097	–97
Acquisition of treasury shares	–3 016	–653	–2 363
Change in fair value of marketable securities	–382	–	–382
Translation effects	–190	–831	641
Net income for first six months	3 729	4 186	–457
Consolidated equity at 30 June	**36 865**	**37 821**	**–956**

Novartis consolidated cash flow statements (unaudited)

	First half 2001 CHF m	First half 2000 CHF m	Change CHF m
Net income – continuing activities	**3 729**	**3 396**	**333**
Depreciation and amortization	714	548	166
Reversal of other non-cash items	–353	–130	–223
Restructuring and other provision payments	–211	–28	–183
Net financial receipts	121	262	–141
Taxes paid	–829	–984	155
Cash flow before working capital changes	**3 171**	**3 064**	**107**
Change in net current assets and other operating cash flow items	–545	–265	–280
Cash flow from continuing operating activities	**2 626**	**2 799**	**–173**
Investment in tangible fixed assets	–498	–442	–56
(Acquisition)/disposal of intangible and financial assets	–6 214	170	–6 384
Disposal of marketable securities	3 711	1 512	2 199
Other investing items	30	–57	87
Cash flow (used for)/from continuing investing activities	**–2 971**	**1 183**	**–4 154**
Net cash flow from discontinued activities	**–**	**950**	**–950**
Dividends paid	–2 194	–2 097	–97
Increase/(decrease) in financial debts	1 451	–2 852	4 303
Acquisition of treasury shares	–3 077	–653	–2 424
Cash flow used for financing activities	**–3 820**	**–5 602**	**1 782**
Net effect of currency translation on cash and cash equivalents	93	–28	121
Net change in cash and cash equivalents	**–4 072**	**–698**	**–3 374**
Cash and cash equivalents at the beginning of the year	8 803	6 281	2 522
Cash and cash equivalents at end of June	**4 731**	**5 583**	**–852**
Free cash flow (excluding changes in intangible and financial assets)	**110**	**304**	**–194**

Principal currency translation rates

	Average rates First half 2001 CHF	Average rates First half 2000 CHF	Period-end rates 30 June 2001 CHF	Period-end rates 31 Dec. 2000 CHF	Period-end rates 30 June 2000 CHF
1 USD	1.71	1.65	1.80	1.64	1.63
1 EUR	1.53	1.59	1.52	1.52	1.56
100 DEM	78.28	81.24	77.74	77.83	79.71
100 FRF	23.34	24.23	23.18	23.21	23.77
1 GBP	2.46	2.59	2.52	2.45	2.48
100 ITL	0.079	0.083	0.079	0.079	0.081
100 JPY	1.42	1.55	1.45	1.43	1.55

Notes to the Novartis interim financial report for the six months ended 30 June 2001

1. Basis of preparation

The unaudited interim financial report for the six months ended 30 June 2001 has been prepared in accordance with the accounting policies set out in the Financial Report for the year ended 31 December 2000, except as indicated below, and International Accounting Standard 34 on Interim Financial reporting.

With effect from 1 January 2001, the Group adopted IAS 39 relating to Financial Instruments. This resulted in the recognition in the balance sheet of the unrealized gains on the available-for-sale marketable security and derivative portfolios. The pre-tax amount was CHF 2259 million. Net of tax, the increase in equity due to the adoption of this standard at 1 January 2001 was CHF 2056 million. Subsequent changes in the fair value of available-for-sale marketable securities are recorded directly to equity. Changes in the fair value of financial derivatives, which are effective hedges of available-for-sale marketable securities, are allocated to equity. Changes in the fair value of cash flow hedges of anticipated transactions are also deferred in equity until the underlying transaction is realized. All other changes in the fair value of financial derivatives are recorded in the consolidated income statement.

There were no other significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2000 Financial Report.

2. Changes in the scope of consolidation and other significant acquisitions

The following significant changes were made during the six months to 30 June 2001 and in 2000:

2001 **Pharmaceuticals**

In April, the Sector acquired semi-exclusive marketing rights for pitavastatin, a "super-statin" cholesterol treatment which is under development, for CHF 722 million.

Generics

During the first half of 2001, the Sector completed the acquisition of 100% of Apothecon Inc., USA, from Bristol-Myers Squibb; the acquisition from BASF AG, Germany of its generics business in six European countries; the 100% acquisition of Lagap Pharmaceuticals Ltd., UK, from Adcock Ingram Ltd. and the 100% acquisition of Labinca SA, Buenos Aires, Argentina.

The total purchase price for these acquisitions was CHF 430 million and they generated sales of CHF 168 million in the six months to 30 June 2001.

Corporate

On 4 May 2001, the Group acquired 20% of the voting shares of Roche Holding AG for CHF 4.8 billion. These represent approximately 3.7% of the total shares and equity securities of Roche and will be accounted for on an equity basis.

2000 **Pharmaceuticals**

On 21 December 2000 the Sector paid CHF 2.7 billion to acquire the product rights of *Famvir* and *Vectavir/Denavir* from SmithKline Beecham. These products generated sales of CHF 189 million in the six months to 30 June 2001.

CIBA Vision

On 2 October 2000, the Sector acquired 100% of Wesley Jessen VisionCare Inc., Des Plaines, Illinois, USA for CHF 1.3 billion in cash. The acquired business generated sales of CHF 196 million in the six months to 30 June 2001.

Discontinued Agribusiness activity

Novartis spun-off its Agribusiness Sector on 6 November 2000 as part of the transaction necessary to form Syngenta. The sales, operating income, income before taxes and minority interests, tax expense, and net income recorded by Novartis Agribusiness up to 30 June 2000 were CHF 4991 million, CHF 1218 million, CHF 1150 million, CHF 350 million and CHF 790 million, respectively. This transaction involved the Novartis Group transferring CHF 3.3 billion of debt to Syngenta. The Novartis Group's equity was reduced by a net CHF 3.8 billion.

Half-year report 2001

3. Significant differences between IAS and United States Generally Accepted Accounting Principles (unaudited)

The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

	First half 2001 CHF m	First half 2000 CHF m
Net income from continuing activities reported under IAS	**3 729**	**3 396**
US GAAP adjustments:		
Purchase accounting: Ciba-Geigy	−161	−161
Purchase accounting: other acquisitions	−236	−77
Restructuring costs	0	−53
Available-for-sale securities	−17	316
Pension provisions	−39	94
Stock-based compensation	−42	−34
Consolidation of stock-based compensation foundations	−20	18
In-process Research & Development	−700	0
Deferred taxes	−156	−123
Other	51	−55
Deferred tax effect on US GAAP adjustments	166	−34
Net income reported under US GAAP (continuing activities)	**2 575**	**3 287**
Net income reported under US GAAP (discontinued activities)	0	784
Net income reported under US GAAP	**2 575**	**4 071**
Basic earnings per share under US GAAP (CHF; continuing activities)	1.04	1.30
Diluted earnings per share under US GAAP (CHF; continuing activities)	1.03	1.29

	30 June 2001 CHF m	30 June 2000 CHF m
Equity reported under IAS	**36 865**	**37 821**
US GAAP adjustments:		
Purchase accounting: Ciba-Geigy	4 986	7 006
Purchase accounting: other acquisitions	5 617	5 685
Restructuring costs	0	19
Available-for-sale securities	0	877
Pension provisions	1 835	2 005
Stock-based compensation	−84	−36
Consolidation of stock-based compensation foundations	−882	−436
In-process Research & Development	−845	0
Deferred taxes	−745	−725
Other	−8	−343
Deferred tax effect on US GAAP adjustments	−460	−775
Equity reported under US GAAP	**46 279**	**51 098**

For a description of the differences between IAS and US GAAP, see Note 32 of the Group's 2000 financial statements included in Form 20-F as filed with the US Securities and Exchange Commission on 11 April 2001.

This report contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis Contacts

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please consult
http://www.novartis.com

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Tel: +41 61 324 1111
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Novartis half-year report 2001 on the internet
http://www.novartis.com/downloads/
corporate_publications/halfyear01_e.pdf

Further key reporting dates for 2001

18 October 2001: Nine-month and third-quarter sales
7 February 2002: Full-year results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 10, 2001   By: /s/ Raymund Breu

                                                    Name: Raymund Breu
                                                    Title: Chief Financial Officer